J Sainsbury plc

82-913

03 OCT 21 AM 7:21

J Sainsbury plc
33 Holborn
London
EC1N 2HT

Telephone 020 7695 6000
www.j-sainsbury.co.uk

Securities Exchange Commission
Office of the International Corporate Finance
Room 3094 STOP 3-6
450 Fifth Avenue
Washington DC20549
USA

03032776

Ext: 020 7695 6378
Fax: 020 7695 6378

Date: 26 September 2003

SUPPL

Dear Sir

J Sainsbury plc response to Secretary of State announcement

Please find enclosed a copy of the above announcement made to the London Stock Exchange on 26 September 2003.

Yours sincerely

Bill Hamilton
Assistant Company Secretary

Enc

PROCESSED
OCT 29 2003
THOMSON
FINANCIAL

10/27

J Sainsbury plc

26 September 2003

Sainsbury's response to the Secretary of State's announcement

Sainsbury's notes the Secretary of State's announcement today that she is accepting the conclusions of the Competition Commission and has decided not to permit Sainsbury's possible offer for Safeway.

Peter Davis, Sainsbury's group chief executive, said, "We are disappointed with this outcome. However, we are encouraged that we have the chance to bid for some of the stores that Morrison's is required to divest and believe we are well placed to bid for a worthwhile number of these stores. The Competition Commission's report is a significant document comprising five hundred pages and we will reflect on its detailed content."

For enquiries:

Investor Relations
Lynda Ashton +44 (0) 20 7695 7162

Media:
Pip Wood +44 (0) 20 7695 6127